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SEC FILE NUMBER
1-11084
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: 07/30/2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Kohl’s Corporation

Full Name of Registrant

Former Name if Applicable

N56 W17000 Ridgewood Drive Menomonee Falls, Wisconsin 53051

Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kohl’s Corporation’s (the “Company’s”) Quarterly Report on Form 10-Q for the quarter ended July 30, 2011 (the “Second Quarter 10-Q”) cannot be filed within the prescribed time period without unreasonable effort or expense because of unanticipated delays in the Company’s collection and compilation of information required for the completion of the Second Quarter 10-Q. A more detailed explanation follows.

As reported by the Company in its current reports on Form 8-K furnished to the Commission on August 4, 2011 and August 11, 2011, the Company has identified certain errors related to its accounting for leases. On August 9, 2011, the audit committee of the Company’s board of directors, in consultation with management, concluded that because of these errors, investors should no longer rely upon the financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended January 29, 2011 (the “2010 Annual Report”) or the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2011 (the “First Quarter 10-Q”). The Company has further advised that any related reports of the Company’s independent registered public accounting firm (Ernst & Young LLP) should not be relied upon.

The Company has discovered various errors in its accounting for both store and equipment leases. The most significant errors are the result of misinterpretations of accounting literature related to leases where the lessee (the Company in this case) is involved in asset construction. Historically, the Company has been extensively involved in the construction of leased stores. In many cases, the Company is responsible for construction cost over runs or is responsible for non-standard tenant improvements (i.e. roof or HVAC systems). Pursuant to ASC 840, Leases , the Company is deemed the “owner” for accounting purposes during the construction period, so is required to capitalize the construction costs on its Balance Sheet. If a portion of the construction costs are reimbursed via adjusted rental payments rather than at the time of construction or if the property is subject to a lease which fixes the rents for a significant percentage of its economic life, the Company is precluded from derecognizing the constructed assets from its Balance Sheet when construction is complete.

Additionally, certain stores and equipment leases were improperly recorded as operating leases, rather than capital leases.

As a result of these and other less significant accounting corrections, the Company will record additional property and financing obligations on its Balance Sheet. In the Company’s Statements of Income, lease payments will be recognized as depreciation and interest expense, rather than rent expense (which the Company records in Selling, General and Administrative Expense). The corrections will have no impact on the net increase or decrease in cash and cash equivalents reported in the Company’s Statements of Cash Flows.

In conjunction with Ernst & Young LLP, the Company is working diligently to complete the restatement of the above-referenced financial statements. The Company expects to file the Second Quarter 10-Q and the restated 2010 Annual Report and First Quarter 10-Q, by no later than September 13, 2011, the expiration date of the extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wesley McDonald	262-703-1893
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above in Part III, the Company is in the process of completing the preparation of its restated financial statements for its fiscal year ended January 29, 2011 and for the first quarter of its fiscal 2011. Until those financial statements are completed, the Company is not able to complete its financial statements for the quarterly period ended July 30, 2011.

The Company expects to report the following results for the second quarter of 2011 (the 13-week fiscal period ended July 30, 2011):

•	Net sales increased 3.6% to $4.2 billion from $4.1 billion in the second quarter of 2010;

•	Year to date, net sales increased 3.4% from $8.1 billion for the first six months of 2010 to $8.4 billion for the first six months of 2011;

•	On a comparable store basis, sales increased 1.9% for the quarter and 1.6% year to date;

•	Gross margin as a percent of net sales increased 43 basis points to 40.7% for the second quarter of 2011 and 24 basis points to 39.4% year to date.

Generally, the correction of the previous accounting errors and the related financial statement restatements are expected to have the following impact:

•

The adjustments are expected to impact the classification of cash flows from operations, financing activities and investing activities, but will have no impact on the net increase or decrease in cash or cash equivalents reported in the Company’s Statements of Cash Flows;

•	Additional property and capital lease and financing obligations in yet-undetermined amounts will be recorded on the Company’s Balance Sheet; and

•

In addition to having a yet-undetermined impact on net income, the presentation of lease payments in the Company’s Statements of Income will significantly change as they are expected to be recognized as depreciation and interest expense, rather than as rent expense, which the Company records in Selling, General and Administrative Expense.

As a result of the foregoing, the Company is not able to provide a reasonable estimate of its second quarter results beyond net sales, comparable store sales and gross margin amounts indicated above.

The above statements and description of expected adjustments are preliminary and subject to change based, among other things, on the Company’s completion of the restatement of its financial statements discussed above.

Cautionary Statement Regarding Forward-Looking Information

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the Company’s expected financial results, statements regarding the Company’s intent to restate its prior financial reports, the nature of the estimated adjustments of the restated financial reports and the expected timing of filing the restated financial reports. The Company intends forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates,” “plans,” or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause the Company’s actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that additional information may arise during the course of the Company’s lease accounting review that would require the Company to make additional adjustments, the time and effort required to complete the restatement of the financial reports as well as other risks described more fully in Item 1A in the Company’s Annual Report on Form 10-K, which is expressly incorporated herein by reference, and other factors as may periodically be described in the Company’s filings with the SEC.

Kohl’s Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	09/08/2011	By	/s/ Richard D. Schepp
Richard D. Schepp
Sr. Exec Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).